Exhibit 99.1

PRESS RELEASE

FOR:                                                         STRATASYS LTD.

CONTACT:                                         Shane Glenn, VP Investor Relations

(952) 294-3416

shane.glenn@stratasys.com

STRATASYS REPORTS FIRST QUARTER FINANCIAL RESULTS

Company generates 54% total non-GAAP revenue growth and 33% organic non-GAAP revenue growth in the first quarter over the first quarter of last year

Non-GAAP gross margin expands to 61% for the first quarter driven by sales of higher-margin products and services

MakerBot contributes $20.6 million in non-GAAP revenue during the first quarter

- - - - -

MINNEAPOLIS, MN & REHOVOT, ISRAEL, May 9, 2014 — Stratasys Ltd. (NASDAQ: SSYS) today announced first quarter financial results.

Total non-GAAP revenue grew by 54% in the first quarter, and 33% when excluding the revenue contribution from MakerBot products and services, over the same period last year.  System and consumables revenue grew by 40% and 29%, respectively, when excluding the contribution from MakerBot products.  MakerBot branded products and services contributed $20.6 million to first quarter revenue, a 79% increase over the revenue that MakerBot generated as an independent company during the first quarter of 2013.

Sales of the company’s higher-margin products and services drove a significant increase in non-GAAP gross margin for the first quarter, which expanded to a record 60.9% compared to 59.0% for the same period last year.

Operating margin expansion during 2014 within the company’s core business is expected to be offset by aggressive investments in new market and product development for MakerBot products.

Q1-2014 Financial Results Summary:

•                  GAAP revenue for the first quarter of 2014 was $150.9 million. Non-GAAP revenue of $151.2 million for the first quarter of 2014 represents a 54% increase over the $98.2 million non-GAAP revenue for the same period last year.

•                  GAAP net income for the first quarter was $4.1 million, or $0.08 per diluted share, compared to a loss of $15.5 million, or ($0.40) per basic share, for the same period last year.

•                  First quarter per share calculations relative to last year were impacted by the issuance of approximately 5.2 million new ordinary shares in the September 2013 public offering which raised a net amount of approximately $463 million; and the approximately 3.9 million new ordinary shares issued in consideration for the acquisition of MakerBot in August of 2013.

•                  Non-GAAP net income was $20.6 million for the first quarter, or $0.40 per diluted share, compared to non-GAAP net income of $17.6 million, or $0.43 per diluted share, reported for the same period last year.

•                  Non-GAAP gross margins improved to 60.9% for the first quarter compared to non-GAAP gross margins of 59.0% in the same period last year; GAAP gross margins improved to 51.5% for the first quarter compared to gross margins of 38.4% in the same period last year.

•                  Operating expenses expanded materially in the first quarter over last year driven by significant investments in sales and marketing programs to support new MakerBot product introductions, as well as from increased R&D investments to fund technology innovation and new product development.

•                  The company invested a net amount of $15.3 million in R&D projects (non-GAAP basis) during the first quarter, representing 10% of non-GAAP net sales; R&D expense was $16.8 million on a GAAP basis.

•                  The non-GAAP effective tax rate declined to 3.8% for the first quarter compared to the non-GAAP effective tax rate of 15.1% in the same period last year.  The GAAP effective tax rate was 915.8% for the first quarter compared to 4.6% in the same period last year as a result of business combination tax accounting.

•                  The company generated $4.9 million in cash from operations during the first quarter, and currently holds $607.5 million in cash and cash equivalents, and short term bank deposits, amounting to $12.3 per share.

•                  Non GAAP EBITDA for the first quarter amounted to $26.0 million.

•                  The company sold 8,802 3D printing and additive manufacturing systems during the quarter, and on a combined pro forma basis, a cumulative 84,620 systems worldwide as of March 31, 2014.

“The rapid adoption of our higher-margin products and services remained impressive during the first quarter, which helped drive strong organic revenue growth of 33% during the period and contributed to a significant increase in our gross margin over last year,” said David Reis, chief executive officer of Stratasys. “In addition, MakerBot products revenue remained strong, and we continued to invest aggressively in sales, marketing and product development initiatives that we believe will drive incremental growth over the coming periods.  We are very pleased with our first quarter results and we remain on track to meet our financial projections for the year.”

Business Highlights:

•                  Announced agreements to acquire Solid Concepts and Harvest Technologies, which are intended to create a leading strategic platform to meet customers’ additive manufacturing needs through an expanded technology and business offering.

•                  Recognized strong order flow for the new Objet500 Connex3 Color Multi-material 3D Printer, the first and only 3D printer to combine colors with multi-material 3D printing.

•                  Began shipping the new MakerBot Replicator 3D Printer, and announced the availability of the MakerBot Replicator Mini Compact 3D Printer and MakerBot Replicator Z18 3D Printer for preorder, with shipping expected before the end of the second quarter.

•                  Completed the global alignment of the company’s R&D and Operations that resulted from the Stratasys-Objet merger.

•                  Announced and closed the acquisition of certain assets of Interfacial Solutions, designed to strengthen materials R&D and enable the vertical integration of material development and manufacturing.

•                  Announced Endur, an advanced simulated polypropylene material suitable for high-end prototyping applications, for use with all Objet EdenV, Objet Connex, Objet500 Connex3 and Objet30 Pro 3D Printers.

“We believe the platform created by our pending acquisitions of Solid Concepts and Harvest Technologies will allow us to offer a comprehensive solution for our customers, and will help drive incremental growth opportunities,” continued Reis. “In addition, we continue to position Stratasys for future growth through enhancements to our organizational structure, and through strategic investments in channel, product and technology development. We believe these investments, combined with our ongoing acquisitions strategy, will support our growth objectives and position of market leadership going forward.”

Financial Guidance:

Stratasys reiterated the following information regarding the company’s projected revenue and net income for the fiscal year ending December 31, 2014:

•                  Revenue guidance of $660 million to $680 million.

•                  Non-GAAP net income of $113 million to $119 million, or $2.15 to $2.25 per diluted share.

•                  GAAP net income of $10.5 million to $19.9 million, or a $0.20 to $0.38 per diluted share.

•                  The company expects organic sales, excluding MakerBot sales, to grow at least 25% over 2013, with additional growth coming from MakerBot, which is expected to grow at a higher rate.

Stratasys provided the following additional information regarding the company’s performance and strategic plans for 2014:

•                  Financial guidance excludes for the impact of the company’s pending acquisitions of Solid Concepts and Harvest Technologies.  The transactions are expected to be completed early in the upcoming third quarter, subject to customary closing conditions, and are expected to be accretive to Stratasys’ Non-GAAP earnings per share within the first 12 months after closing.

•                  Operating expenses are projected to expand materially in 2014 driven by investments in sales and marketing programs to drive future market adoption, as well as by increased R&D investments to fund technology innovation and new product development.

•                  Incremental sales and marketing investments will focus on expanding sales channels, enhancing regional infrastructure, and building unique go-to-market programs targeting certain market verticals and customer applications.

•                  Compared to the first quarter, Non-GAAP operating margins are expected to ramp higher for the remainder of 2014, and are projected to remain relatively consistent for the full year when compared to the level recognized in 2013.

•                  Operating margin expansion in the company’s core business is expected to be offset by a full-year impact from MakerBot, which is investing aggressively in market development and new product introductions.

•                  Projected Non-GAAP net income is expected to be derived disproportionately from the second half of fiscal 2014, driven by the projected timing of operating expenses, as well as the projected timing and success of new product introductions and their corresponding ramp up in sales.

•                  Capital expenditures are projected at $50 million to $70 million, which includes significant investments in manufacturing capacity in anticipation and support of future growth.

Non-GAAP earnings guidance excludes $64.8 million of projected amortization of intangible assets; $25.1 million to $28.2 million of share-based compensation expense; and $8.8 million to $9.8 million in non-recurring expenses related to acquisitions.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of this press release.  The table provides itemized detail of the non-GAAP financial measures.

Stratasys Ltd. Q1-2014 Conference Call Details

Stratasys will hold a conference call to discuss its first quarter financial results on Friday, May 9, 2014 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the “Investors” tab; or directly at the following web address: http://www.media-server.com/m/p/zig8t74z.

To participate by telephone, the domestic dial-in number is 866-318-8617 and the international dial-in is 617-399-5136.  The access code is 87845736.  Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the “Investors” page of the Stratasys Web site or by accessing the provided web address.

(Financial tables follow)

Cautionary Statement Regarding Forward-Looking Statements

Certain information included or incorporated by reference in this press may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements may include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to acquisitions) and all statements (other than statements of historical facts) that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future.  Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, and Harvest Technologies after their acquisitions and to successfully put in place and execute an effective post-merger integration plans; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the company’s annual report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission and in other reports that the company has filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The information discussed within this release includes financial results and projections that are in accordance with accounting principles generally accepted in the United States of America (GAAP).  In addition, certain non-GAAP financial measures have been provided excluding certain charges, expenses and income.  The non-GAAP measures should be read in conjunction with the corresponding GAAP measures and should be considered in addition to, and not as an alternative or substitute for, the measures prepared in accordance with GAAP.  The non-GAAP financial measures are included in an effort to provide information that investors may deem relevant to evaluate results from the company’s core business operations and to compare the company’s performance with prior periods.  The non-GAAP financial measures primarily identify and exclude certain discrete items, such as merger-related expenses, amortization expenses and expenses associated with share-based compensation required under ASC 718.  The company uses these non-GAAP financial measures for evaluating comparable financial performance against prior periods.

This release is available on the Stratasys web site at www.stratasys.com

Stratasys Ltd. (Nasdaq: SSYS), headquartered in Minneapolis, Minn. and Rehovot, Israel, is a leading global provider of 3D printing and additive manufacturing solutions.  The company’s patented FDM® and PolyJetTM 3D Printing technologies produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include 3D printers for personal use, idea development, prototyping and direct digital manufacturing. Stratasys subsidiaries include MakerBot and Solidscape, and the company operates the RedEye digital-manufacturing service. Stratasys has more than 1900 employees, holds more than 550 granted or pending additive manufacturing patents globally, and has received more than 25 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com.

Stratasys Ltd.

Condensed Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended March 31,
	2014	2013
	(unaudited)	(unaudited)
Net sales
Products	$129,252	$81,810
Services	21,689	15,397
	150,941	97,207
Cost of sales
Products	61,022	49,043
Services	12,191	10,790
	73,213	59,833

Gross profit	77,728	37,374

Operating expenses
Research and development, net	16,771	10,789
Selling, general and administrative	67,617	43,325
Change in fair value of earn-out obligations	(7,495)	—
	76,893	54,114

Operating income (loss)	835	(16,740)

Other income (expense)	(1,336)	514

Loss before income taxes	(501)	(16,226)

Income taxes	(4,588)	(743)

Net income (loss)	$4,087	$(15,483)

Net income attributable to non-controlling interest	$—	$53

Net income (loss) attributable to Stratasys Ltd.	$4,087	$(15,536)

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$0.08	$(0.40)
Diluted	0.08	(0.40)

Weighted average ordinary shares outstanding
Basic	49,273	38,494
Diluted	51,240	38,494

Stratasys Ltd.

Condensed Consolidated Balance Sheets

(in thousands)

	March 31,	December 31,
	2014	2013
	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$407,168	$414,088
Short-term bank deposits	200,370	200,370
Accounts receivable, net	106,042	99,200
Inventories	99,783	88,406
Net investment in sales-type leases, net	7,008	6,696
Prepaid expenses	6,444	5,470
Deferred income taxes	19,351	16,501
Other current assets	25,342	21,398

Total current assets	871,508	852,129

Non-current assets
Goodwill	1,196,227	1,195,891
Other intangible assets, net	604,814	622,330
Net investment in sales-type leases	11,797	11,219
Amounts funded in respect of employees rights upon retirement	3,279	3,166
Property, plant and equipment, net	99,146	91,005
Other non-current assets	4,807	6,481

Total non-current assets	1,920,070	1,930,092

Total assets	$2,791,578	$2,782,221

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$35,056	$35,375
Accrued expenses and other current liabilities	34,348	32,849
Accrued compensation and related benefits	28,326	21,441
Earn-out obligation	21,530	12,027
Unearned revenues	39,458	36,033

Total current liabilities	158,718	137,725

Non-current liabilities
Employee rights upon retirement	4,811	4,683
Earn-out obligation - long-term	—	16,998
Deferred tax liabilities	102,463	105,901
Unearned revenues - long-term	3,219	3,315
Other non-current liabilities	10,838	13,812

Total liabilities	280,049	282,434

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 49,328 and 49,211 shares issued and outstanding at March 31, 2014 and December 31, 2013, respectively	133	133
Additional paid-in capital	2,420,211	2,412,197
Retained earnings	89,636	85,549
Accumulated other comprehensive income	1,549	1,908

Total equity	2,511,529	2,499,787

Total liabilities and equity	$2,791,578	$2,782,221

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

(in thousands, except per share data)

	Three Months Ended March 31, 2014			Three Months Ended March 31, 2013
	GAAP		Non-GAAP	GAAP		Non-GAAP
	(unaudited)	Adjustments*	(unaudited)	(unaudited)	Adjustments*	(unaudited)
Net sales
Products	$129,252	$235	$129,487	$81,810	$1,015	$82,825
Services	21,689	—	21,689	15,397	—	15,397
	150,941	235	151,176	97,207	1,015	98,222

Cost of sales
Products	61,022	(13,728)	47,294	49,043	(19,177)	29,866
Services	12,191	(433)	11,758	10,790	(343)	10,447
	73,213	(14,161)	59,052	59,833	(19,520)	40,313

Gross profit	77,728	14,396	92,124	37,374	20,535	57,909

Operating expenses
Research and development, net	16,771	(1,496)	15,275	10,789	(899)	9,890
Selling, general and administrative	67,617	(13,522)	54,095	43,325	(15,608)	27,717
Change in fair value of earn-out obligations	(7,495)	7,495	—	—	—	—
	76,893	(7,523)	69,370	54,114	(16,507)	37,607

Operating income (loss)	835	21,919	22,754	(16,740)	37,042	20,302

Other income (expense)	(1,336)	—	(1,336)	514	—	514

Income (loss) before income taxes	(501)	21,919	21,418	(16,226)	37,042	20,816

Income taxes (benefit)	(4,588)	5,408	820	(743)	3,886	3,143

Net income (loss)	$4,087	$16,511	$20,598	$(15,483)	$33,156	$17,673

Net income attributable to non-controlling interest	$—	$—	$—	$53	$40	$93

Net income (loss) attributable to Stratasys Ltd.	$4,087	$16,511	$20,598	$(15,536)	$33,116	$17,580

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$0.08		$0.42	$(0.40)		$0.46
Diluted	0.08		0.40	(0.40)		0.43

Weighted average ordinary shares outstanding
Basic	49,273		49,273	38,494		38,494
Diluted	51,240		51,240	38,494		41,057

The Company considers these non-GAAP measures to be indicative of its core operating results and facilitates a comparison of operating results across reporting periods.  The Company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes, however these measures should not be viewed as a substitute for the Company’s GAAP results.

* Refer to the “Reconciliation of Non-GAAP Adjustments” herein for further information regarding adjustments.

Stratasys Ltd.

Reconciliation of Non-GAAP Adjustments

(in thousands)

	Three Months Ended March 31,
	2014	2013
Net sales, products
Deferred revenue purchase price	235	1,015

Cost of sales, products
Acquired intangible assets amortization	(13,225)	(18,762)
Non-cash stock-based compensation expense	(503)	(318)
Merger and acquisition related expense	—	(97)
	(13,728)	(19,177)
Cost of sales, services
Non-cash stock-based compensation expense	(409)	(316)
Merger and acquisition related expense	(24)	(27)
	(433)	(343)
Research and development, net
Non-cash stock-based compensation expense	(938)	(899)
Performance bonus expense	(558)	—
	(1,496)	(899)
Selling, general and administrative
Acquired intangible assets amortization	(5,364)	(5,461)
Non-cash stock-based compensation expense	(4,886)	(3,958)
Merger and acquisition related expense	(1,484)	(6,189)
Performance bonus expense	(1,788)	—
	(13,522)	(15,608)
Change in fair value of earn-out obligation
Change in Earn-out obligation	7,495	—

Income taxes
Tax expense related to non-GAAP adjustments	5,408	3,886

Net income attributable to non-controlling interest
Depreciation and amortization expense attributable to non-controlling interest	—	40

Net income	$16,511	$33,116

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2014

(in millions, except per share data)

GAAP net income	$10.5 to $19.9

Adjustments
Stock-based compensation expense	$25.1 to $28.2
Intangible assets amortization expense	$64.8
Merger related expense	$8.8 to $9.8

Non-GAAP net income	$113.3 to $118.6

GAAP diluted earnings per share	$0.20 to $0.38

Non-GAAP diluted earnings per share	$2.15 to $2.25